Exhibit 99.1

New Gold Inc.
 (A Development Stage Company)

 INTERIM FINANCIAL STATEMENTS

March 31, 2008

(Unaudited)

New Gold Inc.
(A Development Stage Company)
Balance Sheets
As at March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$158,147	$190,176
Accrued interest receivables on cash equivalents	346	663
Amounts receivable	2,695	2,850
Prepaid expenses	457	485
	161,645	194,174
Investments (Note 3)	120,065	120,065
Reclamation deposits (Note 17(c))	3,500	3,500
Mineral properties – schedule (Note 4 and 7)	149,264	116,924
Property and equipment (Note 5)	40,973	34,173
	$475,447	$468,836

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$13,716	$11,013
Current portion of long-term debt (Note 7)	224,521	212,761
	238,237	223,774

Long-term debt – Debentures (Note 7)	35,676	35,189
Future income taxes	8,144	2,368
	43,820	37,557

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	208,069	213,278
Convertible debenture (Note 7)	18,403	18,403
Share purchase warrants (Note 9)	35,163	41,122
Contributed Surplus (Note 11)	11,921	5,647
Deficit	(80,166)	(70,945)
	193,390	207,505
	$475,447	$468,836
Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 3)
Commitments and Contingent Liabilities (Note 17)
Subsequent Event (Note 18)

APPROVED BY THE BOARD

“Clifford Davis”                                                                                                   “Paul Sweeney”
___________________________                                                                                                __________________________
Clifford Davis                                                                                                               Paul Sweeney
Director                                                                                                         Director

New Gold Inc.
(A Development Stage Company)
Statements of Operations, Comprehensive Loss and Deficit
For the three months ended March 31, 2008 and March 31, 2007
(Unaudited and in thousands of Canadian Dollars)

	2008	2007
Income
Interest income	$1,622	$645
	1,622	645
Expenses
Amortization	8	8
Foreign exchange gain	(10)	(4)
Administrative, office and miscellaneous	236	143
Professional and regulatory fees	683	240
Travel, conferences and promotion	104	66
Wages, benefits and stock-based compensation (Note 6)	2,104	654
Interest and accretion	9,404	-
	12,529	1,107
Loss before taxes	(10,907)	(462)
Future income tax recovery	1,686	-
Loss and Comprehensive Loss for the period	(9,221)	(462)

Deficit, beginning of period	(70,945)	(9,497)

Deficit, end of the period	$(80,166)	$(9,959)

Weighted average number of shares outstanding (thousands)	36,950	24,162

(Loss) per share (basic and diluted)	$(0.25)	$(0.02)
See accompanying notes.

New Gold Inc.
(A Development Stage Company)
Statements of Cash Flows
For the three months ended March 31, 2008 and March 31, 2007
(Unaudited and in thousands of Canadian Dollars)

	2008	2007

Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the period	$(9,221)	$(462)
Items not involving cash:
Amortization	8	8
Stock-based compensation	75	224
Future income taxes	(1,686)	-
Accretion and interest	9,337	-
Net change in non-cash working capital items	594	(1,385)
	(893)	(1,615)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(20,103)	(5,867)
Acquisition of property and equipment	(11,033)	(1,249)
	(31,136)	(7,116)

FINANCING ACTIVITIES
Cash proceeds from shares and share purchase warrants issued, net of issue costs	-	138
	-	138

Decrease in cash and cash equivalents	(32,029)	(8,593)

Cash and cash equivalents, beginning of the period	190,176	68,054
Cash and cash equivalents, end of the period	$158,147	$59,461
Cash	18,515	12,047
Government of Canada Treasury Bills	139,632	-
Short-term investments	-	47,417
Cash and cash equivalents, end of the year	$158,147	$59,461

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 12.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

1.	Nature of Operations, Going Concern and Basis of Presentation
0.5

New Gold Inc. (the “Company”), is in the business of exploring and developing mineral prospects in British Columbia, Canada.  Its principal project, the New Afton copper-gold project (the “Project”), has been subject to exploration, an advanced scoping study and a feasibility study. These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they fall due.

As at March 31, 2008, the Company has negative working capital of $76.6 million. The negative working capital position is primarily due to the classification of the Company’s Notes as a current liability because of a provision in the Note Indenture which requires the Company to obtain all material permits related to its New Afton project on or before June 27, 2008. Should these permits not be obtained or the Company is unable to negotiate a waiver (See Note 16(c)), the Company is obligated to offer to redeem the Notes at par value ($237 million). The negative working capital position is also due to the classification of the Company’s investments in non-bank sponsored asset backed commercial paper (“ABCP”) as non-current assets. The Company has $120 million ($170 million net of $50.1 million impairment recognized in prior periods) in investments subject to the ABCP restructuring in Canada (See Note 3). The financial impact of these two situations creates substantial doubt about the Company’s ability to continue as a going concern.

On March 31, 2008 the Company signed a letter of intent with two other companies to complete a business combination (See Note 18), which if approved will result in the Company being the surviving legal entity. Pursuant to the completion of this transaction the Company is required to obtain a waiver from the permit test, which is presently incorporated in the note indenture (see Note 19).

The Company’s ability to continue as a going concern is dependent upon obtaining the remaining permits for its New Afton project or a waiver on the same, resolving the liquidity situation surrounding its ABCP investments, obtaining the necessary financing to fund its debt obligations over the next year or the successful completion of the business combination.

In recognition of these circumstances, and following the receipt of the major principal mine permit in October 2007, the Company is actively pursuing the remaining permits required to satisfy the debt requirements or a waiver from this test from the note holders. The Company’s ability to continue as a going concern may also be dependent on the successful resolution of the ABCP restructuring which the Company anticipates will result in a limited market for the pooled assets to be created as a result of the new pooled assets credit rating, increased transparency about the underlying assets and the structure as well as the support

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

of a margin facility which is expected to enable the Company to realize on its ABCP investments, as well as its ability to renegotiate its obligations in terms of the Note Indenture should they fall due.

The Company’s continuing operations are also dependent on the raising of additional financing to finance the remainder of the Project construction which can be satisfied through the successful completion of the proposed business combination (See Note 18). The amount and timing of these raisings may be materially impacted by the resolution of the Company’s investments in ABCP (See Note 3).

There can be no assurance the Company will be able to raise sufficient funds as and when such funds are required if the business combination is not successful. There can furthermore be no assurance that the Company will obtain the necessary permits,  waiver of the test , resolve its ABCP issues or obtain the necessary funding to continue with its Project construction or successfully complete the business combination.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the Project.  In addition, the Company’s projects may be subject to a number of risks, including changes in government relations related to mining activities, economic instability and access rights disruption.

These interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). The unaudited interim financial statements do not include all of the information and disclosures required by GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim financial statements. The unaudited interim financial statements should be read in conjunction with the Company’s audited annual financial statements, including the notes thereto, for the year ended December 31, 2007.

2.	Changes in Significant Accounting Policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2007 and have been consistently followed in the preparation of these interim financial statements, except that the Company has adopted the following accounting policies effective January 1, 2008:

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

Capital disclosures and financial instruments – disclosures and presentation
On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards:  Handbook Section 1535, “Capital Disclosures”; Handbook Section 3862, “Financial Instruments – Disclosures”; and Handbook Section 3863, “Financial Instruments – Presentation”.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. (See Note 15)

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. (See Note 16)

3.	Investments, Impairment and Measurement Uncertainty

As at December 31, 2007, the Company had $170 million invested in Asset Backed Commercial Paper (“ABCP”) rated R1-high by Dominion Bond Rating Service. In mid August 2007 a number of non-bank sponsors of ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets.  As a result, there is presently no active market for the ABCP held by the Company.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

As at March 31, 2008, the non-bank ABCP market remained the subject of a restructuring process with the expressed intention of replacing the ABCP with a number of long term floating rate notes.  The restructuring plan would, if the restructuring plan is completed as currently planned, see the pooling of all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional  Series”).  ABCP relating to the pooled assets will be replaced with four classes of notes named A1, A2, B, and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series would be replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

On April 25, 2008 the affected parties in the ABCP restructuring voted to approve the restructuring which has been conducted under the Companies' Creditors Arrangement Act. Subject to the court sanctioning of the plan, the restructuring is currently planned to be completed by the end of May 2008 at which point the Company should be able to sell all or part of the notes it will receive on the restructuring.  However, numerous motions challenging several aspects of the restructuring terms, including the blanket legal releases remain before the court and there remains the possibility that future court decisions could impact the timing and ultimate issuance of the restructured notes. As a result, the Company continues to classify its holdings in ABCP as long-term investments.

Management has estimated the fair value impairment on ABCP held as prescribed by CICA Section 3855 by using a probability weighted cash flow approach. Management has used the following methodology and made the following assumptions:

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

a)
The fair value estimate of the long term floating rate notes proposed to be received under the restructuring has been calculated based on the relative contribution analysis and maturity dates as detailed in the table below.

Restructuring categories	$ millions
MAV 2 Notes	Face value	Fair value estimate*	Maturity date
A1 (provisionally rated AA **)	102.9	82.3	12/31/2016
A2 (provisionally rated AA **)	32.1	21.7	12/31/2016
B	5.5	1.0	12/31/2016
C	4.3	0.4	12/31/2016
Traditional asset tracking notes (provisionally rated AAA)	9.5	9.0	9/12/2015
Ineligible asset tracking notes
Class 3/13/14 (Class 14 provisionally rated BBB **)	15.9	5.7	12/20/2012 to 10/24/2016
Total original investment	170.2	120.1
* - the range of fair values estimated by the Company varied between $113 million and $128 million
** - provisional ratings as provisionally released by DBRS

b)
The A1, A2 and traditional asset tracking notes comprise the major categories of the notes contemplated to be received totaling 85% of the face value of the original investments made and 96% of the fair value estimate of the Company’s holdings. In the case of the A1 and A2 notes it is estimated that they will pay interest at a rate 0.5% less than the Banker’s Acceptance (“BA”) rate and it is estimated that prospective buyers of these notes will require premium yields between 2.6% and 5% over the BA rate.

c)	The traditional assets notes are estimated to generate interest of 0.5% above the BA rate and a prospective buyer of those notes is estimated to require a premium of 1.5% over the BA rate.

Using these assumptions, the Company estimates that the A1, A2 and traditional asset tracking notes will generate returns between 3.8% and 4.6%. The Company has then applied its best estimate of prospective buyers’ required yield and calculated the present value of the new notes using required yield as the discount factor.  Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

An identical procedure was performed for the B, C and ineligible tracking notes.

No estimate of the restructuring costs, which have been stated as being immaterial by the restructuring committee, nor any interest income which may have accrued since August 13, 2007, have been included in the fair value assessment due to a lack of verifiable information.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

Based upon a sensitivity analysis of the assumptions used, the expected yield required by a potential investor remains the most significant assumption included in the fair value estimate.

Based on this exercise the Company estimated that as at March 31, 2008 the range of recoverable amounts was between $128 million and $113 million (December 31, 2007 $135 million and $106 million). As a result, the Company believes that no additional impairment charge is required beyond the amount recorded at December 31, 2007 ($50.1 million).  There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

The Company has designated the investments as available-for-sale financial instruments.

4.	Mineral Properties

a)      Kamloops, B.C. "Afton" Mineral Property

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn the 100% right to the mineral claims.

Under the terms of the Option agreement, the optionors retained a 10% net profit royalty (See Note 17(b)).

b)      Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company (See Note 17(e)).

5. Property and Equipment

	Cost	Accumulated Amortization	(in thousands) Net Book Value
Land	$16,338	$-	$16,338
Building	105	22	83
Transportation vehicles	791	164	627
Equipment	25,604	1,987	23,617
Office and computer equipment	492	184	308
Balance March 31, 2008	$43,330	$2,357	$40,973

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

	Cost	Accumulated Amortization	(in thousands) Net Book Value
Land	$16,338	$-	$16,338
Building	105	21	84
Transportation vehicles	663	134	529
Equipment	17,982	1,064	16,918
Office and computer equipment	465	161	304
Balance December 31, 2007	$35,553	$1,380	$34,173

6. Wages, Benefits and Stock-based Compensation	(in thousands)

The following table details the amounts included:

	March 31 2008	March 31 2007
Salaries, wages and benefits	$2,029	$430
Stock-based compensation	75	224
Total	$2,104	$654

7.	Long-term Debt

Long-term debt consists of the following:
		(in thousands)
	2008	2007
Series D units – debt portion	$224,521	$212,761
Subordinated convertible debentures – debt portion	35,676	35,189
	260,197	247,950
Less: Portion due within one year	(224,521)	(212,761)
Total	$35,676	$35,189

In 2007, the Company completed an offering (the “Offering”), through a syndicate of underwriters, pursuant to which the following securities were issued:

Series D units
The Company has issued in total 237,000 Series D units (“Units”) for an aggregate principal amount of $237 million. The Units, which were issued pursuant to a Note Indenture dated June 28, 2007 (the “Note Indenture”), consist of an unsecured note bearing interest at 10% per annum in the principal amount of $1,000 (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

the Company at a price of $15 per share until June 28, 2017.  The Notes and Warrants detached upon their listing and are traded separately on the Toronto Stock Exchange.

The Company has allocated the net proceeds, after deducting $10.1 million in transaction costs, of the Series D units as follows:  $191.7 million to the Notes based on the fair value of a similar debt instrument without associated common share purchase warrants; and $35.2 million to the Warrants using the residual value method. The value of the Notes is being accreted to its face value over the expected term of the debt using the effective interest method. During the period ending March 31, 2008 accretion costs of $11.8 million were added to the Series D units debt amount balance.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes.

In addition, in terms of the Note Indenture, if the Company has not obtained all the necessary permits for construction, development and conducting mining operations before June 28, 2008, it must offer to redeem the Notes then outstanding at 100% of the principal amount of $237 million plus accrued and unpaid interest.  While the principal permit was received on October 31, 2007, the Company continues to classify the Notes as a current liability in recognition of the provisions of the Note Indenture as discussed above. (See note 19)

The Notes rank senior to the Debentures described below. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner (See note 19). The Note Indenture subjects the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

Subordinated Convertible Debentures
In 2007, the Company issued 55,000 Convertible Subordinated Debentures (“Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at a conversion prices ranging from $7.48 at inception to $9.35, based on a time formula specified in the Debenture Indenture.

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated $34.2million of the $52.6 million net proceeds, after deducting $2.4 million in transaction costs, as a liability based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Debentures on June 28, 2007 was estimated using the residual value method at approximately $18.4 million.

The debt component of the Debentures is being accreted over the expected term to maturity using the effective interest method. During the period, accretion costs of $0.5 million were added to the convertible debt balance.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

The Company has allocated the costs associated with the financing against the component parts of the instruments issued, being the Notes, Warrants, Debentures and the fair value of the conversion option of the Debentures.

As a result of the Notes and Debentures debt financings, the Company has incurred interest charges of $6.7 million and recognized $12.3 million in accretion costs for the period. These amounts were charged between the Statement of Operations and mineral properties in accordance with the Company’s accounting policy as follows:

			(in millions)
	Accretion	Interest	Total
Statement of Operations	6.1	3.3	9.4
Mineral Properties	6.2	3.4	9.6
	12.3	6.7	19.0

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

8.	Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding
(in thousands)
	Number of
	Shares	Amount
Balance, December 31, 2007	36,950	213,278
Tax effect for flow-through shares	-	(5,209)
Balance, March 31, 2008	36,950	$208,069

In the first quarter of 2008, the Company renounced $20.0 million in expenditures related to flow-through equity raisings completed in 2007 which resulted in the an increase in future income tax liabilities of $5.2 million and a corresponding reduction to share capital.

9.	Share Purchase Warrants

The following share purchase warrants were issued and outstanding:
	Number of Warrants (in thousands)	Amount (in thousands)
Balance, December 31, 2007	27,867	41,122
Warrants expired	(4,167)	(5,959)
Balance, March 31, 2008	23,700	$35,163

Each whole warrant is exercisable to purchase one common share at a price of $15.00 per share until June 28, 2017.  The warrants have been listed for trading on the Toronto Stock Exchange (see note 7 for fair value and assumptions).

On February 28, 2008, 4,167,000 warrants with strike price of $12.00 expired unexercised.  As a result, the fair value ascribed of $6.0 million has been transferred to contributed surplus.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

10.           Stock-based Compensation

As at March 31, 2008, the stock options held by directors, consultants and employees are as follows:
		Weighted	Weighted
	Options	Average	Average
	Outstanding	Exercise	Remaining
	(in thousands)	Price	Life (Years)
Balance, December 31, 2006	2,253	$7.43	3.6
Granted	676	6.28	4.6
Exercised	(50)	6.69	-
Expired/Terminated	(467)	7.79	-
Balance, December 31, 2007	2,412	$7.06	3.1
Granted	65	5.08	4.8
Expired/Terminated	(16)	6.84	4.3
Balance, March 31, 2008	2,461	7.00	2.8

	Exercisable		Outstanding
Option Strike Price	Options (in thousands)	Weighted Average Remaining Life (Years)	Options (in thousands)	Weighted Average Remaining Life (Years)
$4.60	600	1.5	600	1.5
$4.61 to $5.99	45	3.8	367	4.5
$6.00 to $6.99	528	2.8	685	3.1
$7.00 to $7.99	225	2.3	225	2.3
$8.00 to $11.00	584	3.1	584	3.1
	1,982	2.4	2,461	2.8

The compensation cost recorded for the period ended March 31, 2008 in respect of options granted in prior periods that have been expensed to the Statement of Operations was $75 (2007 - $524) and capitalized to mineral properties was $240 (2007 - $50).

The fair value was calculated with the following assumptions: weighted average risk free interest rate of 3.96%; volatility factor of the expected market price of the Company’s common stock of 43.2%; and a weighted average expected life of the options of 3.5 years. There were no stock options grants in the comparative 2007 period.

The resulting weighted average cost per option granted was $1.84. The estimated fair value of the options is expensed over the vesting period of 12 months.

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model.  The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

The exercise of the outstanding options in the loss per share calculation would be anti- dilutive.

11. Contributed Surplus	(in thousands)

The following table identifies the changes in the stock options category within shareholders equity for the years presented:

	Stock Options	Warrants	Total
Balance, December 31, 2007	$5,647	-	5,647
Additions:
Charged to the Operations Statement	75	-	75
Capitalized to mineral properties	240	-	240
Warrant expiry	-	5,959	5,959
Balance, March 31, 2008	5,962	5,959	11,921

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

12. Supplementary Cash Flow Information	(in thousands)

a)	The Company conducted non-cash investing and financing activities as follows:
	2008	2007
Investing Activities
Mineral property expenditures included in amounts receivable and accounts payable	$712	1,782
Non-cash accretion costs included in mineral property expenditures	(9,486)	-
Property and equipment expenditures included in amounts receivable and accounts payable	(3,256)	(300)

b)      Net change in non-cash working capital:

	2008	2007
Net non-cash working capital changes
Amounts receivable and interest receivable	1,031	$(128)
Prepaid expenses	28	(408)
Accounts payable and accrued liabilities	(465)	(849)
	594	(1,385)

13.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, a reclamation deposit, accounts payable and accrued liabilities and debt. Cash and cash equivalents are recorded at their fair value and the carrying values of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of these instruments. The investments are recorded at their fair value (See Note 3) and the carrying value of the reclamation deposit is at fair value.  The debt is a financial instrument, recorded at amortized cost, and the fair market value of the Note debt is approximately $229.9 million while the Debenture fair market value is approximately $55 million which includes the value of the conversion option. The debt fair market values were derived from their publicly traded prices.

14.	Segmented Information

The Company operates in one industry segment, namely metals development in one geographic region, Canada.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

15.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Project which will not commence operations until late in 2009 or early in 2010. The Company strives to maintain flexibility in our capital structure to optimize the cost of capital at an acceptable risk level.

The Company manages its capital, with capital including shareholders’ equity plus debt less cash and cash equivalents and investments balances.

The Company does not have a specific debt to debt plus equity ratio, however, following the two debt issuances in mid 2007, the Company believes that further adjustments to its capital will be realized from the issuance of new equity or flow-through equity financings. The Company also announced a business combination (see Note 18) as an additional means to securing the additional capital required to complete the New Afton development funding requirements. Dividend payments are restricted under the current terms of the Company’s note indenture.

The Company prepares annual expenditure budgets and updates these as required throughout the year which it uses as the primary tool for assessing its capital requirements. These budgets or revisions are approved by the Board of Directors. The capital requirements of the Project are evaluated on a longer horizon by looking at the expenditure requirements through to the commencement of full production of the future mining operation.

Under the current investment policy, which was amended in September 2008, the Company must invest the majority of its funds in short-term debt issued by Canada or the Provinces of British Columbia, Alberta or Ontario. The remainder must be held in Bankers’ Acceptances, Bank Bearer Deposit Notes or Bank Term Deposits, issued by Authorized Canadian Banks, or in cash on deposit with any of these same banks subject to certain dollar limit tests.

Primarily, as a result of the permit test in the Note Indenture, the Company has included a going concern disclosure in these financial statements. At a meeting scheduled to take place on May 9, 2008, the Noteholders will consider and, if deemed advisable, approve a special resolution which will authorize certain amendments to the Note Indenture, including replacing the covenant requiring the Company to obtain all permits for the Project by June 28, 2008 with a requirement that the Company diligently work towards obtaining and, once obtained, maintain in good standing, all permits required for the operation of its properties. For it to be effective, the special resolution must be approved by Noteholders holding not less than two thirds in principal amount of Notes outstanding. If approved, the special resolution is conditional upon the business combination described below being completed

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

 and if it is not so completed the special resolution and the proposed amendments to the Note Indenture will not be effective.

16.	Financial Risk Factors

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, and liquidity risk.

(a)	Currency risk

The Company presently has minimal exposure to foreign currencies as the Company operates solely in Canada and has not yet commenced commercial production at the Project where revenues will be denominated in US dollars. The Company raises its capital in Canadian dollars and the significant majority of the capital expenditures to build the Project will be denominated in Canadian dollars.

(b)	Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is required to invest significant amounts of funds required for the development of the Project. The Company employs a restrictive investment policy (see Note 15) as detailed in the management of capital risk which was further restricted following the collapse of the non-bank sponsored ABCP market (see Note 3) in Canada despite these investments having had the highest investment grade available in Canada at the time. The new provisional credit ratings, for the restructured investments that are being rated, are detailed in Note 3.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure (see Note 15) and issuing debt with long dated terms of 7 and 10 years. However, the Note debt (face value of $237 million) has on June 28, 2008, a permit test requiring the Company to offer to redeem the Notes if the test has not been met. The Company, having already received in October 2007 the primary permit enabling the project to be developed, is currently applying for the remaining permits on a schedule dictated by the availability of the engineering and scientific data to have the additional permits required to commence operations at the completion of the construction phase.

In addition, on April 25, 2008 the Company also mailed to the Noteholders a proposal to amend a number of the terms of the Note indenture including the removal of the permit test. The Noteholders will vote on the proposal on May 9, 2008. (See Note 19)

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

As noted in Note 1, the Company has included a Going Concern reference related to the above referenced permit test and the Company has investments involved in the ABCP restructuring in Canada (see Note 3).

(d)	Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

If the Company decides to hold its investments in ABCP (see Note 3) then it would be exposed to interest rate changes on those ABCP investments that are expected to pay interest. Interest is proposed to be set against the Canadian bankers’ acceptance rate which may fluctuate. A 1% change in the bankers’ acceptance rate would result in an annual difference of approximately $1.6 million in the interest income to the Company.

17.	Commitments and Contingent Liabilities (note in thousands of canadian dollars unless specified)

Afton Project Commitments

a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the Project. At March 31, 2008 these commitments totaled $20.5 million and are expected to fall due over the next 12 months.

b)
Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2 million in cash or common shares of the Company.

c)
On October 31, 2007 the Company received the main mining permit for the New Afton project under the Mines Act (B.C.) which provides the approval to construct, operate and reclaim the New Afton Mine.  The permit obligates the Company to provide a total security deposit in the amount of $9.5 million over a five year period.  The first deposit of $3.5 million was paid within 30 days of the receipt of the permit and the Company is obliged to fund an amount of $1.5 million per year over the next four years.

d)	On March 20, 2008 the Company signed a Participation Agreement (the “Participation Agreement”) with the Kamloops Division of the Secwepemc Nation (“the Bands”) and

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

which provides the Bands with certain economic and social benefits and confirms the Bands’ support for the New Afton Project. The Participation Agreement stipulates that the Company will pay to a socio-economic trust to be created for the benefit of Band members annual payments as follows:

1)	2009 - $250,000;
2)
for years after 2009 in which commercial production has commenced but the capital cost of developing and constructing the New Afton Project has not been repaid, an amount equal to the greater of a 0.5% Net Smelter Return (“NSR”) or:  (i) $250,000 in respect of realized copper prices less than $2.50 (US) a pound; or (ii) $500,000 in respect of realized copper prices greater than $2.50 (US) a pound;

3)
for years after 2009 in which commercial production has commenced and the capital cost of developing and constructing the New Afton Project has been repaid, an amount equal to the greater of $1,000,000 or (i) a 1.0% NSR in respect of realized copper prices less than $2.50 (US) a pound; or (ii) a 1.5% NSR in respect of realized copper prices greater than $2.50 (US) a pound; or (iii) a 2.0% NSR in respect of realized copper prices greater than $3.00 (US) a pound.

The Participation Agreement also grants to the Bands a right of first refusal to purchase that portion of the Afton Surface Rights lying to the north of the Trans Canada Highway and south of Kamloops Lake in the event the Company decides to sell these lands in the future.

Other Royalties and Property Commitments

e)
Under the terms of the Ajax - Python Claim option agreement, the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

f)
On October 25, 2007, the Company completed the acquisition of the Teck surface rights including the payment of $16 million plus applicable transfer taxes. As part of the transaction, Teck has been granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase at any time for $12 million.

g)
In 2006, the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $50,000 to one optionor and $43,020 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

h)	The Company is committed to operating leases in the aggregate of $381,528. The future minimum lease payments as at March 31, 2008 are as follows:

(in thousands)
2008	$196
2009	126
2010	59
$381

18.	business combination

On March 31, 2008 the Company signed a letter agreement (the “Letter Agreement”) with Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak”) to complete a business combination (“the Transaction”) whereby the Company would be the surviving legal entity.

The Transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica and Peak and majority approval at a special meeting of the shareholders of the Company. The obligations of Metallica and Peak are also conditional upon the Company obtaining waivers or amendments to certain terms and conditions of its $237 million unsecured series D notes. (See Note 19)

Under the terms of the Transaction, shareholders of Metallica will receive 0.9 common share of the Company for each common share of Metallica held (the "Metallica Resources Exchange Ratio"). Each outstanding Metallica convertible security will entitle the holder thereof to receive a convertible security of the Company which will, upon conversion, be converted into that number of common shares of the Company based on the Metallica Resources Exchange Ratio.

Shareholders of Peak will receive 0.1 common share of the Company for each common share of Peak held (the "Peak Gold Exchange Ratio"). Each outstanding Peak convertible security will entitle the holder thereof to receive a convertible security of the Company which will, upon conversion, be converted into that number of common shares of the Company based on the Peak Gold Exchange Ratio.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

In the event that a party enters into an agreement to effect an acquisition proposal that is different from the Transaction, then such party is obligated to pay to the other parties an aggregate amount equal to $22 million in the event Metallica is the terminating party, $8 million in the event the Company is the terminating party, and $18 million in the event Peak Gold is the terminating party as a termination payment. Each party has also been provided with certain other rights customary for a transaction of this nature, and the Company has the right to match competing offers made to Metallica or Peak.

The respective boards of directors have unanimously approved the Transaction.

The Transaction is expected to close in June 2008.

19.	Subsequent event

On April 25, 2008 the Company announced that it had mailed to the holders of its 10% Subordinated Notes an information circular in connection with the request for a Meeting of Noteholders on May 9, 2008 to approve certain amendments to the current Note Indenture dated as of June 27, 2007.  The amendments are required to enable the Company to proceed with the proposed business combination announced on March 31, 2008. (See Note 18) The letter agreement of March 31, 2008 includes a condition precedent in favour of Metallica and Peak, pursuant to which Metallica and Peak will not be obligated to complete the Transaction if the terms of the Notes have not been amended to the satisfaction of Metallica and Peak.  The directors of Metallica and Peak have approved the proposed amendments.

The proposed amendments include:

•
Removing the permit test and replacing it with a more general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties;

•	Providing for security on the New Afton Project in favour of the Noteholders;

•	Creating a mechanism for cash flow movement between the Company and the new subsidiaries including mandatory offers to redeem a portion of the Notes annually;

•	Renaming the Notes as “Senior Secured Notes”;

•
Providing for the issue pro rata to the Noteholders of 4,150,000 warrants to purchase common shares of the Company prior to June 28, 2017 for the exercise price of $15.00 per common share, subject to regulatory approval; and

•	Certain other technical and housekeeping changes.

The changes are described in detail in the Circular mailed to Noteholders.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

The amendments will be made pursuant to an Extraordinary Resolution of the Noteholders which requires a quorum of Noteholders representing more than 51% of the principal amounts of the Notes being represented at the Meeting and not less than 66 2/3% so represented voting in favour. The Company may seek approval by written resolution of holders of not less than 66 2/3% of the principal amount of the Notes.  If written approval is obtained in advance of the meeting, the Company will cancel the Noteholders meeting.  If approved, the Amended and Restated Indenture will become effective on the date of the closing of the Transaction.  The Extraordinary Resolution includes a waiver of provisions of the indenture replaced in the Amended and Restated Indenture.  The waiver will expire on the earlier of (A) September 30, 2008 or (B) seven days after the date on which shareholders of any of the companies do not approve the Transaction at any meeting called to approve the combination. Noteholders may, thereafter, exercise all of their rights and remedies under the original Note Indenture and the Amended and Restated Indenture will have no effect.

On May 8, 2008 the Company announced that the Extraordinary Resolution amending certain provisions of the Note Indenture dated as of June 27, 2007, has been approved by written resolution of holders of more than 66 2/3% of the principal amount of the Notes. Accordingly, the meeting of Noteholders scheduled for May 9, 2008 was cancelled. The Extraordinary Resolution will be effective only upon completion of the Transaction (see Note 18) and if the Transaction does not proceed the Extraordinary Resolution will be of no effect.

New Gold Inc.
(A Development Stage Company)
Notes to the Financial statements
For the periods ended March 31, 2008 and December 31, 2007
(Unaudited and in thousands of Canadian Dollars)

	2008	2007

ACQUISITION COSTS

Kamloops Afton	$18,841	$18,841
Kamloops Ajax	49	49
	$18,890	$18,890

	Afton	Ajax and Optioned Properties
Balance, beginning	$96,038	$1,996	$98,034	$42,550

Afton mine development costs
Consultants and subcontractors	9,368	-	9,368	17,307
Other	9,654	-	9,654	13,742
	19,022	-	19,022	31,049

Feasibility study	-	-	-	1,456

Capitalized interest, accretion and future income taxes	11,724	-	11,724	16,575

Surface Exploration Costs
Option payment	-	15	15	40
Drilling and assaying	1,033	83	1,116	5,077
Overhead and general	152	105	257	589
Wages and benefits	202	4	206	698
	1,387	207	1,594	6,404

Balance, end	$128,171	$2,203	$130,374	$98,034

Mineral Properties			$149,264	$116,924